UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 4)*

The New York Times Company
(Name of Issuer)

Class A Common Stock (par value $0.10 per share)
(Title of Class of Securities)

650111107
(CUSIP Number)

William R. Lucas, Jr.
One Riverchase Parkway South
Birmingham, Alabama 35244
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

March 17, 2008
(Date of Event which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 650111107	Page 2 of 22

1	NAME OF REPORTING PERSONS
Harbinger Capital Partners Master Fund I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
15,801,188
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
15,801,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,801,188
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.05%
14	TYPE OF REPORTING PERSON*
CO

CUSIP No. 650111107	Page 3 of 22

1	NAME OF REPORTING PERSONS
Harbinger Capital Partners Offshore Manager, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
15,801,188
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
15,801,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,801,188
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.05%
14	TYPE OF REPORTING PERSON*
OO

CUSIP No. 650111107	Page 4 of 22

1	NAME OF REPORTING PERSONS
HMC Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
15,801,188
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
15,801,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,801,188
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.05%
14	TYPE OF REPORTING PERSON*
OO

CUSIP No. 650111107	Page 5 of 22

1	NAME OF REPORTING PERSONS
Harbinger Capital Partners Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
11,421,446
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
11,421,446
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,421,446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.99%
14	TYPE OF REPORTING PERSON*
PN

CUSIP No. 650111107	Page 6 of 22

1	NAME OF REPORTING PERSONS
Harbinger Capital Partners Special Situations GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
11,421,446
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
11,421,446
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,421,446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.99%
14	TYPE OF REPORTING PERSON*
OO

CUSIP No. 650111107	Page 7 of 22

1	NAME OF REPORTING PERSONS
HMC - New York, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
11,421,446
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
11,421,446
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,421,446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.99%
14	TYPE OF REPORTING PERSON*
CO

CUSIP No. 650111107	Page 8 of 22

1	NAME OF REPORTING PERSONS
Harbert Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
27,222,634
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
27,222,634
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,222,634
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.04%
14	TYPE OF REPORTING PERSON*
CO

CUSIP No. 650111107	Page 9 of 22

1	NAME OF REPORTING PERSONS
Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
27,222,634
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
27,222,634
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,222,634
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.04%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 650111107	Page 10 of 22

1	NAME OF REPORTING PERSONS
Raymond J. Harbert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
27,222,634
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
27,222,634
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,222,634
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.04%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 650111107	Page 11 of 22

1	NAME OF REPORTING PERSONS
Michael D. Luce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
27,222,634
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
27,222,634
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,222,634
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.04%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 650111107	Page 12 of 22

1	NAME OF REPORTING PERSONS
Harbinger Capital Partners NY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
27,222,434
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
27,222,434
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,222,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.04%
14	TYPE OF REPORTING PERSON*
OO

CUSIP No. 650111107	Page 13 of 22

1	NAME OF REPORTING PERSONS
Firebrand Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%
14	TYPE OF REPORTING PERSON*
OO

CUSIP No. 650111107	Page 14 of 22

1	NAME OF REPORTING PERSONS
Scott Galloway
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 650111107	Page 15 of 22

Item 1.	Security and Issuer.

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on February 11, 2008 (the “Schedule 13D”), as Amended by Amendment No. 1 filed on February 19, 2008, Amendment No. 2 filed on February 21, 2008 and Amendment No. 3 filed on February 25, 2008, with respect to the Class A common stock, $0.10 par value per share (the “Shares”), of The New York Times Company, a New York corporation (the “Issuer”). The address of the Issuer is 620 Eighth Avenue, New York, NY 10018.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following sentence at the end of the third paragraph thereof:

“Notwithstanding the forgoing, the Reporting Persons intend to act at all times in compliance with the Agreement (as defined below).”

Item 4 of the Schedule 13D is hereby further amended by deleting the legend titled “IMPORTANT INFORMATION” and replacing such item with the following:

“On March 17, 2008, the Master Fund, Harbinger Manager, HMC Investors, the Special Fund, HCPSS, HMCNY, HMC, Harbinger NY and Firebrand (collectively, the “HCP Investors”) entered into an Agreement (the “Agreement”) with the Issuer which, among other things, terminated the pending proxy contest with respect to the election of directors at the Issuer’s 2008 Annual Meeting of Stockholders (the “2008 Annual Meeting”).

Pursuant to the terms of the Agreement, the Issuer agreed, among other things, to increase the size of its board of directors (the “Board”) from thirteen to fifteen directors effective as of the end of the 2008 Annual Meeting and to nominate each of Scott Galloway and James A. Kohlberg (the “HCP Investor Nominees”) as a director of the Issuer for terms to expire at the Issuer’s 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”).  The Issuer agreed to use all reasonable best efforts to cause the 2008 Annual Meeting to be held and the election of directors thereat to be conducted on the scheduled date of April 22, 2008.  Additionally, the Agreement provides that upon election to the Board at least one HCP Investor Nominee shall be named to each of the Nominating & Governance Committee and the Compensation Committee of the Board.

CUSIP No. 650111107	Page 16 of 22

By executing the Agreement, the HCP Investors irrevocably withdrew the nominations to the Board they had previously made and terminated the pending proxy contest.  The HCP Investors also agreed to vote their shares in favor of the Board’s slate of nominees for the 2008 Annual Meeting and against any stockholder nominations for director which are not approved and recommended by the Board.  The Agreement provides for a restricted period during which the HCP Investors (and their affiliates) are restricted from taking certain actions with respect to election of directors of the Issuer (such as soliciting proxies or written consents). The “Restricted Period” is the period from March 17, 2008 through the earlier of (i) the date that is 30 days prior to the first day of the notice period specified in the Issuer’s advance notice bylaw (Section 7 of Article I of the Issuer’s By-laws) applicable to the Issuer's 2009 Annual Meeting of Stockholders and (ii) such date, if any, as the Issuer shall have materially breached any of its commitments or obligations set forth under the Agreement and shall not have cured such breach after ten days’ written notice from the HCP Investors; provided, that the HCP Investors are entitled to terminate the Restricted Period by written notice to the Issuer if the Issuer refuses to grant its consent for a replacement director other than Mr. Morgan or Mr. Shove or if the Nominees are removed from the Board as a result of a reduction of the HCP Investors’ ownership of the Issuer’s Shares (as described below).

The Agreement also provides that one HCP Investor Nominee must resign from the Board if, during the Restricted Period, the HCP Investors and their affiliates fail to collectively beneficially own at least 40% of the number of shares of the Issuer they beneficially owned as of the record date for the 2008 Annual Meeting.  Both HCP Investor Nominees must resign if , during the Restricted Period, the HCP Investors and their affiliates fail to collectively beneficially own at least 20% of the number of shares of the Issuer they beneficially owned as of the record date for the 2008 Annual Meeting.

Pursuant to the Agreement, if, during the Restricted Period, any HCP Investor Nominee refuses to serve, or is unable to serve, as a director then the HCP Investors will be entitled to designate either Allen L. Morgan or Gregory Shove as a replacement or, if neither Mr. Morgan nor Mr. Shove is willing or available, to select another replacement with the consent of the Issuer, which consent shall not be unreasonably withheld.  In addition, the Agreement provides that the Issuer will reimburse the HCP Investors for actual out-of-pocket expenses in connection with their nominations and related filings, up to a maximum amount of $250,000.

The foregoing description of the Agreement is a summary only and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit M hereto and incorporated herein by reference.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting paragraphs (a) and (b) thereof and replacing such paragraphs with the following:

“(a, b) As of the date hereof, the Master Fund, by virtue of its control over the voting and disposition of the Shares acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund, may be deemed to be the beneficial owner of 15,801,188 Shares, constituting 11.05% of the Shares outstanding of the Issuer, based upon the 142,951,301 Shares stated to be outstanding as of February 22, 2008 by the Issuer in the Issuer’s annual report on Form 10-K for the quarter ended December 30, 2007, filed with the United States Securities and Exchange Commission.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 15,801,188 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 15,801,188 Shares.

(a, b) As of the date hereof, Harbinger Manager may be deemed to be the beneficial owner of 15,801,188 Shares (such Shares held by the Master Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund), constituting 11.05% of the Shares outstanding of the Issuer, based upon the 142,951,301 Shares stated to be outstanding as of February 22, 2008 by the Issuer in the Issuer’s annual report on Form 10-K for the quarter ended December 30, 2007, filed with the United States Securities and Exchange Commission.

CUSIP No. 650111107	Page 17 of 22

Harbinger Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 15,801,188 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 15,801,188 Shares.

Harbinger Manager specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 15,801,188 Shares (such Shares held by the Master Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund), constituting 11.05% of the Shares outstanding of the Issuer, based upon the 142,951,301 Shares stated to be outstanding as of February 22, 2008 by the Issuer in the Issuer’s annual report on Form 10-K for the quarter ended December 30, 2007, filed with the United States Securities and Exchange Commission.

HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 15,801,188 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 15,801,188 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, the Special Fund, by virtue of its control over the voting and disposition of the Shares acquired by Harbinger NY with capital contributed to Harbinger NY by the Special Fund, may be deemed to be the beneficial owner of 11,421,446 Shares, constituting 7.99% of the Shares outstanding of the Issuer, based upon the 142,951,301 Shares stated to be outstanding as of February 22, 2008 by the Issuer in the Issuer’s annual report on Form 10-K for the quarter ended December 30, 2007, filed with the United States Securities and Exchange Commission.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 11,421,446 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 11,421,446 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 11,421,446 Shares (such Shares held by the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Special Fund), constituting 7.99% of the Shares outstanding of the Issuer, based upon the 142,951,301 Shares stated to be outstanding as of February 22, 2008 by the Issuer in the Issuer’s annual report on Form 10-K for the quarter ended December 30, 2007, filed with the United States Securities and Exchange Commission.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 11,421,446 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 11,421,446 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 11,421,446 Shares (such Shares held by the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Special Fund), constituting 7.99% of the Shares outstanding of the Issuer, based upon the 142,951,301 Shares stated to be outstanding as of February 22, 2008 by the Issuer in the Issuer’s annual report on Form 10-K for the quarter ended December 30, 2007, filed with the United States Securities and Exchange Commission.

CUSIP No. 650111107	Page 18 of 22

HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 11,421,446 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 11,421,446 Shares.

HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 27,222,634 Shares (such Shares held by the Master Fund and the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund and the Special Fund, respectively), constituting 19.04% of the Shares outstanding of the Issuer, based upon the 142,951,301 Shares stated to be outstanding as of February 22, 2008 by the Issuer in the Issuer’s annual report on Form 10-K for the quarter ended December 30, 2007, filed with the United States Securities and Exchange Commission.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 27,222,634 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 27,222,634 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 27,222,634 Shares (such Shares held by the Master Fund and the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund and the Special Fund, respectively), constituting 19.04% of the Shares outstanding of the Issuer, based upon the 142,951,301 Shares stated to be outstanding as of February 22, 2008 by the Issuer in the Issuer’s annual report on Form 10-K for the quarter ended December 30, 2007, filed with the United States Securities and Exchange Commission.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 27,222,634 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 27,222,634 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 27,222,634 Shares (such Shares held by the Master Fund and the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund and the Special Fund, respectively), constituting 19.04% of the Shares outstanding of the Issuer, based upon the 142,951,301 Shares stated to be outstanding as of February 22, 2008 by the Issuer in the Issuer’s annual report on Form 10-K for the quarter ended December 30, 2007, filed with the United States Securities and Exchange Commission.

Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 27,222,634 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 27,222,634 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 27,222,634 Shares (such Shares held by the Master Fund and the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund and the Special Fund, respectively), constituting 19.04% of the Shares outstanding of the Issuer, based upon the 142,951,301 Shares stated to be outstanding as of February 22, 2008 by the Issuer in the Issuer’s annual report on Form 10-K for the quarter ended December 30, 2007, filed with the United States Securities and Exchange Commission.

CUSIP No. 650111107	Page 19 of 22

Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 27,222,634 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 27,222,634 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Harbinger NY may be deemed to be the beneficial owner of 27,222,434 Shares, constituting 19.04% of the Shares outstanding of the Issuer, based upon the 142,951,301 Shares stated to be outstanding as of February 22, 2008 by the Issuer in the Issuer’s annual report on Form 10-K for the quarter ended December 30, 2007, filed with the United States Securities and Exchange Commission.

Harbinger NY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 27,222,434 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 27,222,434 Shares.

(a, b) As of the date hereof, Firebrand may be deemed to be the beneficial owner of 0 Shares, constituting less than 1% of the Shares outstanding of the Issuer, based upon the 142,951,301 Shares stated to be outstanding as of February 22, 2008 by the Issuer in the Issuer’s annual report on Form 10-K for the quarter ended December 30, 2007, filed with the United States Securities and Exchange Commission.

Firebrand has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, Scott Galloway may be deemed to be the beneficial owner of 0 Shares, constituting less than 1% of the Shares outstanding of the Issuer, based upon the 142,951,301 Shares stated to be outstanding as of February 22, 2008 by the Issuer in the Issuer’s annual report on Form 10-K for the quarter ended December 30, 2007, filed with the United States Securities and Exchange Commission.

Mr. Galloway has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change other than the Agreement described in Item 4, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

	Exhibit L:	Joint Filing Agreement

	Exhibit M:	Agreement

CUSIP No. 650111107	Page 20 of 22

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners Offshore Manager, L.L.C.

By:	HMC Investors, L.L.C.,
Managing Member

By:	/s/ William R. Lucas, Jr.
	Name:	William R. Lucas, Jr.
	Title:	Executive Vice President

HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.*

By:	HMC Investors, L.L.C.,
Managing Member

By:	/s/ William R. Lucas, Jr.
	Name:	William R. Lucas, Jr.
	Title:	Executive Vice President

HMC INVESTORS, L.L.C.*

By:	/s/ William R. Lucas, Jr.
	Name:	William R. Lucas, Jr.
	Title:	Executive Vice President

CUSIP No. 650111107	Page 21 of 22

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	HMC – New York, Inc.
Managing Member

By:	/s/ William R. Lucas, Jr.
	Name:	William R. Lucas, Jr.
	Title:	Executive Vice President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC.*

By:	HMC – New York, Inc.
Managing Member

By:	/s/ William R. Lucas, Jr.
	Name:	William R. Lucas, Jr.
	Title:	Executive Vice President

HMC – NEW YORK, INC.*

By:	/s/ William R. Lucas, Jr.
	Name:	William R. Lucas, Jr.
	Title:	Executive Vice President

HARBERT MANAGEMENT CORPORATION*

By:	/s/ William R. Lucas, Jr.
	Name:	William R. Lucas, Jr.
	Title:	Executive Vice President

CUSIP No. 650111107	Page 22 of 22

/s/ Philip Falcone*
Philip Falcone

/s/ Raymond J. Harbert*
Raymond J. Harbert

/s/ Michael D. Luce*
Michael D. Luce

/s/ Scott Galloway*
Scott Galloway

HARBINGER CAPITAL PARTNERS NY, LLC

By:	Harbinger Capital Partners Master Fund
I, Ltd., its manager

By:	Harbinger Capital Partners Offshore
Manager, L.L.C., its investment manager

By:	HMC Investors, L.L.C., its managing member

/s/ William R. Lucas, Jr.
Name:	William R. Lucas, Jr.
Title:	Executive Vice President

FIREBRAND INVESTMENTS, LLC*

By:	/s/ Scott Galloway
Name:	Scott Galloway
Title:	Founder and CIO

March 17, 2008

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.